September 24, 2014	Frank J. Lopez Partner d 212.969.3492 f 212.969.2900 flopez@proskauer.com www.proskauer.com

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Suzanne Hayes

Re:	Fifth Street Asset Management Inc.
Registration Statement on Form S-1
Filed on September 8, 2014
File No. 333-198613

Dear Ms. Hayes:

On behalf of Fifth Street Asset Management Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 19, 2014 relating to the above-referenced registration statement of the Company filed with the Commission on Form S-1 (File No. 333-198613) on September 8, 2014 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). We previously filed with the Commission an Amendment No.1 to the Registration Statement (“Amendment No. 1”), which was an exhibits-only amendment on September 19, 2014. For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 2, marked to show changes from the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Registration Statement.

General

1.	Please provide a detailed legal analysis explaining why you believe you are not an “investment company” as defined in the Investment Company Act of 1940. Please tell us what exclusion from the Investment Company Act of 1940 you and your subsidiaries are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information) supporting your determination that the exclusion is available to you. Your analysis should include all facts upon which your determination is based. Additionally, if you have reasons for believing that the exclusion might be deemed inapplicable to your operations, please explain. Please note that we may have further comments after reviewing your response.

•	Please also identify and explain any interests in the Fifth Street investment funds held by or through the Fifth Street Management LLC and FSCO GP LLC. For instance, please explain if interests in the investment funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do Fifth Street Management LLC and FSCO GP LLC and/or the Fifth Street Holdings LP make contributions to the capital of the investment funds in connection with or apart from the general partner interests? What are the values with regard to each investment fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

•	Please explain why an investment in Fifth Street Asset Management Inc. is not equivalent to an investment in a fund of funds.

Response:

Fifth Street Asset Management is Not an Investment Company.

Fifth Street Asset Management, Inc. (“FSAM”) is not, nor following completion of the reorganization transactions and the offering will it be, an “investment company” as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”). An “investment company” is generally defined under sections 3(a)(1)(A) and (C) of the Investment Company Act as an issuer that either:

•	is or holds itself out as being primarily engaged, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or
•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.[1]

[1]	Section 3(a)(1)B) of the Investment Company Act also defines an “investment company” as an issuer that is engaged or proposes to engage in the business of issuing face-amount securities of the installment type or has been engaged in such business and has any such certificate outstanding. FSAM is not engaged, and does not propose to engage, in the business of issuing face-amount securities of the installment type. Nor does FSAM have any such certificates outstanding.

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FSAM is and holds itself out as being primarily engaged, through its direct and indirect subsidiaries, in the business of providing alternative asset management services. FSAM is not and does not propose to engage in the business of investing, reinvesting or trading in securities. As such, FSAM is not an “orthodox” investment company that falls within the scope of Section 3(a)(1)(A) of the Investment Company Act. Likewise, FSAM’s holdings in “investment securities” do not, and following the reorganization and offering will not, exceed 40% of its total assets on an unconsolidated basis. As such, FSAM is not an investment company that falls within the scope of Section 3(a)(1)(C) of the Investment Company Act. A more detailed analysis in support of these conclusions follows.

Section 3(a)(1)(A)

Whether an issuer is primarily engaged in the business of investing, reinvesting or trading in securities under section 3(a)(1)(A) is a factual question. The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged primarily in a non-investment company business.[2] Under these precedents, it is clear that FSAM does not and will not fall within the definition of a section 3(a)(1)(A) investment company. Each of the criteria is addressed below:

•	The issuer’s historical development. The predecessor to the firm that will constitute FSAM and its direct and indirect subsidiaries following the reorganization (collectively “Fifth Street”) was founded in 1998 as an alternative asset manager. Since that time, the firm has been, and has consistently held itself out to be, engaged in the business of providing alternative asset management services. During the sixteen years that Fifth Street has been in business, the firm has not engaged in any other business activities to any material extent.

•	The issuer’s public representations concerning its activities. In its public representations, statements and utterances, including those contained in the Registration Statement, Fifth Street has consistently held itself out as being primarily engaged in providing alternative asset management services. On the first page of the Prospectus Summary and throughout the Registration Statement, Fifth Street describes itself as a “leading alternative asset manager with more than $5.6 billion of assets under management.”

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[2]	See, Tonopah Mining Co., 26 S.E.C. 426 (1947). See also SEC v. National Presto Industries, Inc., No. 05-4612 (7th Cir. 2007).

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•	The activities of the issuer’s officers and directors, and the extent of their involvement in the management of the issuer. As an asset manager, Fifth Street’s officers and employees devote the bulk of their time and efforts to asset management activities, including sourcing, implementing and managing investments, as well as raising capital from, managing relationships with and reporting to, the third party investors in Fifth Street’s investment funds. The officers and directors of Fifth Street have historically spent and will continue to spend a de minimis amount of time making proprietary investments for the firm. Fifth Street notes that, in accordance with standard industry practice in the alternative asset management industry, Fifth Street does occasionally make investments in Fifth Street’s investment funds. Such investments are typically made pursuant to arrangements with the third party investors in Fifth Street’s investment funds. They are consistent with market expectations that Fifth Street align its interests with those of its investors.

•	The nature of the issuer’s present assets. As discussed in further detail below, as of June 30, 2014, on a pro forma basis after giving effect to the reorganization transactions and the offering, less than 2% of Fifth Street’s consolidated total assets constituted holdings in “investment securities” (as such term is defined in section 3(a)(2) of the Investment Company Act). A more detailed discussion of Fifth Street’s holdings in investment securities, including a breakdown of these holdings on an unconsolidated entity-by-entity basis, is provided in our analysis of FSAM’s status as an investment company under section 3(a)(1)(C) below.

•	The sources of the issuer’s present income. For the six month period ended June 30, 2014, on a pro forma basis after giving effect to the reorganization transactions and the offering, substantially all (more than 99%) of Fifth Street’s total revenues were derived from management fees, fees for the provision of administrative, consulting, advisory, transaction and other similar services, and net performance fees received from Fifth Street’s investment funds. Of the remaining pro forma revenues received by Fifth Street during this period, net income from investments in securities were de minimis.

Based on these criteria, it seems clear that FSAM is not an “orthodox” investment company that falls within the definition of an investment company set forth in section 3(a)(1)(A) of the Investment Company Act.

Section 3(a)(1)(C)

FSAM’s holdings in “investment securities” do not, and following the reorganization and offering will not, exceed 40% of its total assets on an unconsolidated basis. As such, FSAM is not an investment company that falls within the scope of section 3(a)(1)(C) of the Investment Company Act.

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as “any issuer which . . . is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” An “investment security” is defined in section 3(a)(2) of the Investment Company Act as “all securities except (A) Government securities, (B) securities issued by employee securities companies, and (C) securities issued by majority-owned subsidiaries[3] of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in sections 3(c)(1) or 3(c)(7) of the Investment Company Act.”

[3]	A majority-owned subsidiary of a person is defined in section 2(a)(24) of the Investment Company Act as a company 50% or more of whose outstanding voting securities are owned by such person.

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Because the “40% test” set forth in section 3(a)(1)(C) is applied on an unconsolidated basis, in order to determine whether FSAM falls within the definition of a section 3(a)(1)(C) investment company, it is necessary to perform a “bottom-up” entity-by-entity analysis of the Fifth Street structure to identify which of FSAM’s total assets constitute “investment securities”. Such an analysis follows.

•	FSCO GP LLC. FSCO GP LLC (“FSCO”) is a special purpose entity formed for the purpose of acting as the sole general partner of Fifth Street Credit Opportunities Fund (“FSCOP”), a hedge fund sponsored by Fifth Street and advised by FSM. On an unconsolidated basis, FSCO’s only asset is its general partner interest in FSCOP, pursuant to which FSCO exercises operational control over FSCOP. The courts and the Staff have concluded in such circumstances that general partner interests are not securities (and therefore not “investment securities”).[4] As such, FSCO’s does not have any holdings in investment securities and is not an investment company under section 3(a)(1)(C).

•	Fifth Street Management LLC. Fifth Street Management LLC (“FSM”) is the primary operating company within the Fifth Street organization. FSM is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and serves as the investment adviser to each of Fifth Street’s investment funds. Following the reorganization, FSM’s unconsolidated assets will consist primarily of cash, accrued management and other fees from Fifth Street’s investment funds, other fixed assets, and its holdings in five direct and two indirect subsidiaries. FSM’s only holdings in securities will be the interests it holds in its subsidiaries, all of which are excluded from the definition of an investment security except one. The one exception will be Fifth Street EIV, LLC (“EIV”). EIV’s sole asset is an approximately 10% indirect interest in Fifth Street Senior Loan Fund I, a private fund that is exempt from registration under the Investment Company Act pursuant to section 3(c)(7). FSM’s interest in EIV is therefore considered to be an “investment security” within the meaning of section 3(a)(2) of the Investment Company Act. As of June 30, 2014, FSM’s interest in EIV on a pro forma basis represented approximately 7% of FSM’s total assets (excluding Government securities and cash items). As FSM’s interest in EIV is its only holding in investment securities, such holdings will be well below the 40% threshold. FSM is not therefore an investment company under the definition set forth in section 3(a)(1)(C).

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[4]	See Williamson v. Tucker, 645 F.2d 404, 421-22 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981). The Staff has indicated that the analysis in Williamson should be used to evaluate whether general partner interests are securities under the Investment Company Act. See, e.g., Colony Realty Partners 1986, L.P., SEC No-Action Letter (pub. avail. Apr. 27, 1988); Oppenheimer Capital L.P., SEC No-Action Letter (pub. avail. July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (pub. avail. June 9, 1986); FCA Realty Fund, SEC No-Action Letter (pub. avail. Nov. 13, 1984).

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•	Fifth Street Holdings L.P. Following the reorganization, Fifth Street Holdings L.P. (“Holdings LP”) will be the holding company for Fifth Street’s asset management business. At that time, Holdings LP’s unconsolidated assets will consist primarily of cash and its interests in FSM and FSCO, both of which will be wholly-owned subsidiaries of Holdings LP. Since neither FSM or FSOC are investment companies for the reasons discussed above, it follows that Holdings LP will not be an investment company under section 3(a)(1)(C) because it will not have any holdings in investment securities.

•	FSAM. Following the reorganization, FSAM’s unconsolidated assets will consist primarily of cash, a deferred tax asset and will be its general and limited partner interests in Holdings LP. FSAM will be the sole general partner of Holdings LP and hold an approximately 17% limited partnership interest in Holdings LP. As general partner, FSAM will have and exercise complete control over Holdings LP. As such, Holdings LP will be considered to be a wholly-owned subsidiary of FSAM.[5] For the reasons discussed above, FSAM’s holdings in Holdings LP are excluded from the definition of an “investment security” and FSAM is therefore not an investment company under section 3(a)(1)(C) because none of its assets are investment securities for purposes of applying the 40% test.

Based on the foregoing analysis, FSAM is not and will not be an investment company under section 3(a)(1)(C) of the Investment Company Act.

FSAM is not a Fund of Funds

FSAM is not a fund of funds. As is more fully disclosed in the Registration Statement, Fifth Street is an alternative investment manager providing a range of asset management services to investors. An investor in the Class A Common Stock of FSAM will therefore own an investment in an operating asset management company. The business operations, economics and risk of investing in FSAM are very different from those of investing in a fund-of-funds. The value of an investment in FSAM’s Class A Common Stock will not simply be based on the investment returns achieved on a portfolio of investments in multiple underlying investment funds. Instead, the value of FSAM’s Class A Common Stock will primarily be based on the cash flow that Fifth Street will receive in the form of fee income from its investment funds. Investors in FSAM will benefit from Fifth Street’s receipt of such fee revenues, which are not income streams shared by investors in a fund-of-funds. In contrast, investors in a fund-of-funds receive only their percentage interests in the actual return of the fund (net of management fees and other expenses). These fundamental differences in the nature of Fifth Street’s business are reflected in the risk factors disclosed in the Registration Statement, which differ significantly from the risks that would be identified in the offering document for a fund-of-funds. As Andrew J. Donahue, former Director of the Division of Investment Management at the SEC, pointed out in testimony before the Domestic Policy Subcommittee of the Oversight and Government Reform Committee, U.S. House of Representatives concerning initial public offerings of managers of hedge and private equity funds, “it is important to consider that the public investors are buying a share of the entity managing these funds, rather than a share in the underlying funds.”[6]

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[5]	A wholly-owned subsidiary of a person is defined in section 2(a)(43) of the Investment Company Act as a company 95% or more of whose outstanding voting securities are owned by such person. A “voting security” is defined in section 2(a)(42) as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. A “director” is defined in section 2(a)(12) as a director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated. The SEC Staff generally considers the general partner of a limited partnership to be the equivalent of a “director” of the limited partnership under section 2(a)(12), because the general partner performs a function with respect to the limited partnership that is similar to that of the board of directors of a corporation. See, e.g., Integrated Resources, Inc., SEC No-Action Letter (pub. avail. June 1, 1979). The limited partners of Holdings LP have no right to select or remove FSAM as the sole general partner of Holdings LP. Therefore, FSAM will own 100% of the outstanding “voting securities” of Holdings LP, and Holdings LP will accordingly be deemed a wholly-owned subsidiary of FSAM for purposes of the Investment Company Act.

[6]	Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds (July 11, 2007) at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

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2.	Please explain whether the offering by Fifth Street Asset Management Inc. should be considered an indirect offering of the investment funds. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment.

Response: Pursuant to Rule 140 under the Securities Act of 1933, as amended (the “Securities Act”), FSAM would be engaged in the “distribution” of securities of Fifth Street’s investment funds under section 2(a)(11) of the Securities Act if the “chief part” of its business consisted of purchasing the securities of one of more Fifth Street investment funds and selling its Class A Common Stock to the public to furnish the proceeds with which to acquire additional securities of Fifth Street’s investment funds.

Section 48(a) of the Investment Company Act makes it unlawful for any person, directly or indirectly, to do through or by means of any other person anything that would be unlawful if done by that person itself. The Staff has taken the position that any issuer whose investors consist of non-qualified investors and that was formed for the purpose of investing in a private fund may result in a violation of section 48(a). The Staff has considered that determining whether an issuer is “formed for the purpose” of investing in a private fund depends on the applicable facts and circumstances. While not a strict limitation, the Staff has generally concluded that an issuer that has invested less than 40% of its capital in a particular private fund was not formed for the purpose of investing in that private fund.

FSAM’s public offering of its Class A Common Stock is not an indirect offering of the Fifth Street investment funds in violation of either Rule 140 under the Securities Act or section 48(a) of the Investment Company Act. As disclosed in the Registration Statement, Fifth Street manages a number of different investment vehicles, and far less than 40% of the total assets of FSAM is represented by indirect interests in any particular Fifth Street investment fund. Further, as discussed above in the FSAM’s response to Comment 1 above, the largest share by far of Fifth Street’s income is and will continue to be derived from the fees received in connection with the management of third party assets invested the Fifth Street investment funds, and not from the investment of its own capital in the funds.

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Accordingly, the “chief part” of Fifth Street’s business is not purchasing securities of any Fifth Street investment funds or selling securities to the public to furnish the proceeds with which to acquire additional securities of any Fifth Street investment fund. Moreover, FSAM was not “formed for the purpose” of investing in any Fifth Street investment fund. Therefore, FSAM submits that the public offering of its Class A Common Stock is not an indirect offering of any Fifth Street investment fund.

3.	We note that the Holdings LP interests are convertible into class A common stock and that when the interests are exchanged the associated shares of class B common stock will be retired and canceled. Other than liquidation, are there incentives for LP interest holders to convert their interests into class A common stock? Could a conversion trigger a change in control?

Response: The Company respectfully advises the Staff that, other than liquidity, there is little incentive for Holdings Limited Partners to exchange their Holdings LP Interests for shares of Class A Common Stock. The Exchange Agreement, which will be entered into by the Company in connection with its reorganization, is intended to provide each Holdings Limited Partner with the ability to convert his or her illiquid ownership interests in Fifth Street Holdings into Class A Common Stock that can more readily be sold in the public markets. In addition, the Company will enter into a Registration Rights Agreement to provide the Holdings Limited Partners with certain registration rights with respect to the Class A Common Stock issuable upon exchange of their Holdings LP Interests.

Holdings Limited Partners, other than the Principals, would gain voting rights that they do not otherwise have in the Company, if they were to exchange their Holdings LP Interests for Class A Common Stock. In the aggregate, the Holdings Limited Partners, other than the Principals, would hold less than approximately 3% of the combined voting power of the Company, if all Holdings LP Interests were exchanged for Class A Common Stock. On the other hand, the Principals, who will hold more than 95% of the Holdings LP Interests following the offering, would actually diminish their voting power if they were to exchange their Holdings LP interests for Class A Common Stock. With each Holdings LP Interest exchanged by a Principal for Class A Common Stock, which entitles the holder to one vote per share, a share of Class B Common Stock, which entitles the holder to five votes per share, would be canceled.

The Company further advises the Staff that even if the Holdings Limited Partners, including the Principals, exchanged all of their Holdings LP Interests for Class A Common Stock, there would not be a change of control. Leonard Tannenbaum would still own a majority of the Class A Common Stock and hold a majority of the voting power of the Company. In order for a change of control to occur, the Principals, including Mr. Tannenbaum, would need to exchange and sell a significant portion of their existing holdings of the Company. The Company notes that the Holdings Limited Partners, including the Principals, may not exchange their Holdings LP Interests for two years following the pricing of the offering.

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4.	Please discuss the extent to which a change in control might impact your business. For example, do Fifth Street Management LLC advisory agreements with Fifth Street Finance Corp or Fifth Street Senior Floating Rate Corp. include provisions allowing for termination of the advisory agreement? If they do, please describe these provisions along with any other potential consequences of a change in control and include separate risk factor disclosure. Do you have investment advisory agreements with the Senior Loan Funds and Fifth Street Credit Opportunities? If you do, please file them as exhibits or explain why you believe they are not required.

Response: The Company has added disclosure on page 26 of the Amended Registration Statement describing how a change in control might impact its business. The Company advises the Staff that it does have investment advisory agreements with the Senior Loan Funds and the Fifth Street Credit Opportunities Fund and has filed them as exhibits 10.14, 10.15 and 10.16 to the Amended Registration Statement.

Prospectus Summary, page 1

5.	We note your discussion of adjusted net income for the six months ended June 30, 2014 in the last paragraph (a non-GAAP measure, as described on page 70). Please address the following:

•	Revise to include your net income attributable to controlling interests in Fifth Street Management Group immediately preceding your non-GAAP amount and provide a corresponding footnote and reconciliation at the bottom of page 2 (i.e., within the prospectus summary).

•	Similarly, revise your discussion on page 66 to include your net income attributable to controlling interests in Fifth Street Management Group immediately preceding your non-GAAP amount.

Response: The Company has revised the disclosure as requested on pages 1, 2, 71 and 96 of the Amended Registration Statement.

The Fifth Street Platform, page 1

6.	Indicate which of these funds are dependent on leverage for a portion of their funding.

Response: The Company has added disclosure on page 2 and 97 of the Amended Registration Statement to indicate the fund strategies that are dependent on leverage.

Risk Factors, page 20

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Risks Related to our Business, page 21

“The Significant growth we have experienced…”, page 24

7.	Please revise the amounts presented within to quantify the amount of Part 1 fees included in your management fees.

Response: The Company has revised the disclosure as requested on page 23 of the Amended Registration Statement.

Our use of leverage may expose us to substantial risks, page 27

8.	Please quantify the amount and percentage of your funds that utilize leverage.

Response: The Company has added risk factor disclosure that includes a summary of leverage usage by fund, as requested, on page 34 of the Amended Registration Statement.

Risks Related to this Offering, page 33

“We have identified a material weakness…”, page 35

9.	Please revise your disclosure to address the revision resulting from the misclassification of certain noncash financing activities within your combined statements of cash flows.

Response: The Company has revised the disclosure as requested on page 38 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 54

10.	We note your response to our prior comment 27. Please address the following:

•	In response to the second bullet point of this comment, you state that pro forma adjustment (e) on page 58 was added to give effect to the transaction described in the sixth bullet point related to your Offering Adjustments on page 54, which reflects a one-time payment to settle certain profit interests held in Fifth Street Management that will be eliminated upon the effectiveness of this registration statement. However, pro forma adjustment (e) on page 58 gives effect to the purchase of the Holdings LP Interests pursuant to the initial public offering and the tax receivable agreement. Please revise your disclosure accordingly.

•	In response to the third bullet point, you revised the narrative discussion on page 54 to reflect the pro forma adjustment that gives effect to the reclassification from controlling interest in Fifth Street Management to non-controlling interests in Fifth Street Holdings as part of the Reorganization. However, we note that pro forma adjustment (j), which describes this transaction on page 62, is reflected as an Offering Adjustment. Please revise your disclosure accordingly.

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Response: The Company has revised the disclosure as requested on pages 61 and 65 of the Amended Registration Statement.

Notes to the Unaudited Condensed Consolidated Combined Pro Forma Statement of Financial Condition, page 57

(1) Reorganization and Other Adjustments, page 57

11.	We have read your response to our prior comment 31. Similar to the discussion within your response, please expand your disclosure in pro forma footnote (a) to discuss your intention of repurchasing the award from certain employees of Fifth Street Holdings L.P. as well as your basis in classifying the award as a liability.

Response: The Company has revised the disclosure as requested on pages 60 and 61 of the Amended Registration Statement.

Combined Financial Statements of Fifth Street Management Group for the Six Months Ended June 30, 2014 and 2013

Note 2 – Significant Accounting Policies, page F-33

Non-controlling Interests, page F-36

12.	We have read your response to our prior comment 50. As previously requested, please revise your disclosure to summarize the changes in non-controlling interests, including redeemable, in the consolidated funds. Specifically, your disclosure should discuss the circumstances in which such interest is adjusted for.

Response: The Company has revised the disclosure as requested on page F-36 of the Amended Registration Statement.

Exhibits

13.	Please file all exhibits as soon as practicable. We may have additional comments once we have had an opportunity to review the investment advisory agreements.

Response: The Company acknowledges the Staff’s request and notes that it filed a number of the exhibits with Amendment No. 1 on September 19, 2014 and that it has filed the remaining exhibits to the Amended Registration Statement with the exception of the Form of Underwriting Agreement and certain employment agreements, which will be filed in a subsequent amendment to the Registration Statement.

* * * *

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3492 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Frank J. Lopez

Frank J. Lopez

cc:	Leonard M. Tannenbaum, Fifth Street Asset Management Inc.
Bernard D. Berman, Fifth Street Asset Management Inc.
Stuart H. Gelfond, Fried, Frank, Harris, Shriver & Jacobson LLP

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